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EXHIBIT 8.1
File Number: 58069-9

August 13, 2008
VIA COURIER

AMG Oil Ltd.
#1407 – 1050 Burrard Street
Vancouver, BC V6Z 2S3

Attention: Michael Hart

Dear Sirs:

Proposed Continuation (the “Continuation”) of AMG Oil Ltd. (“AMG”) from Nevada to Canada

You have requested our opinion whether the shareholders of AMG will incur liability for Canadian federal income tax under the Income Tax Act (Canada) (the “Tax Act”) in the course and as a consequence of the Continuation.

Facts, Statements, Assumptions and Limitations

Particulars of the Continuation are described in a Form S-4/A (the “Form S-4”) filed on behalf of AMG with the Securities and Exchange Commission on May 8th, 2008. Our opinion expressed herein assumes the truth and accuracy of each fact, statement and assumption, and is subject to each restriction, set out in the Form S-4. We have made no independent investigation of any such fact, statement, or assumption, and have relied exclusively on the information set out in the Form S-4.

In considering this matter we have reviewed such provisions of the Tax Act and the judicial authorities interpreting those provisions as we have considered necessary, and have reviewed the published administrative statements and polices and assessing practices of the Canada Revenue Agency (the “CRA”). We have also taken into account all proposals to amend the Tax Act publicly announced by the Minister of Finance of Canada, to the date hereof. We have assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no change to any other relevant law or administrative practice, although no assurances can be given in these respects.

Opinion

We are Canadian lawyers and, as such, are qualified to express a legal opinion only with respect to matters of Canadian law or mixed Canadian law and fact.

No provision of the Tax Act addresses whether a shareholder of corporation is deemed or otherwise considered for the purposes of the Tax Act to have disposed of the shareholder’s shares of the corporation in the course and as a consequence of a continuation from a jurisdiction outside Canada to Canada or a province or territory of Canada, and consequently whether such a continuation would in and of itself, result in any Canadian federal income tax liability to any such shareholder. Further, we are not aware of any decision of a Canadian court of competent jurisdiction that has considered the matter.

It is, however, the policy (the “Policy”) of the CRA, as set out in Technical Interpretation documents 2004-0103911R3 and 2005-0147131R3, to assess any shareholder of a corporation that is so continued on the basis that no disposition of the shareholder’s shares in the corporation has thereby occurred or been considered to occur for the purposes of the Tax Act. Consequently we understand it to be the normal practice of the CRA not to assess such shareholder for Canadian federal income tax solely because of such a continuation. While we know of no reason why the CRA would not apply the Policy to the Continuation, the Policy is not law and therefore we are unable to express a legal opinion based on it.

Our opinion is provided solely for your use and benefit may not be disclosed to or relied on by any other person without our prior written consent.

Yours truly,

/s/ Peter Botz
Peter Botz
for LANG MICHENER LLP

PBO/CWM